October 21, 2015

Consent Of Independent Third Party GIPS® Verification Firm

We consent to the references to The Spaulding Group, Inc. in the 2015 shelf prospectuses for Equity Income and Intermediate Fixed Income in regard to our GIPS verification of Davidson Investment Advisors’ compliance with the Global Investment Performance Standards (GIPS).

Sincerely,

/s/ Christopher Spaulding

Christopher Spaulding
Executive Vice President